United States securities and exchange commission logo





                              January 2, 2024

       Sun Lei
       Chief Executive Officer
       JX Luxventure Ltd.
       Bin Hai Da Dao No. 270
       Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou
       Xiu Ying District
       Haikou City, Hainan Province 570100
       People   s Republic of China

                                                        Re: JX Luxventure Ltd
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            Filed May 12, 2023
                                                            File No.001-35715

       Dear Sun Lei:

              We have reviewed your October 31, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 16, 2023 letter.

       Amendment No. 3 to Form 20-F Filed October 31, 2023

       Item 3. Key Information, page 1

   1. We note the revised disclosure in response to comment 5, specifically that you have concluded that the
company and its PRC subsidiaries "have obtained all necessary licenses and approvals required
for our operations in China" after "consulting [y]our PRC legal counsel." We also note
your representation on page 22 that, based "on the advice of PRC counsel," you "are not
subject to the review or prior approval of the CAC or the
                                                        CSRC." Please clarify
whether "consulting [y]our PRC legal counsel" and relying on the
                                                        "advice" of counsel is
the same as relying on the "opinion" of counsel. If so, please revise in all applicable areas
to specifically state that the company has relied on the opinion of
 Sun Lei
FirstName  LastNameSun Lei
JX Luxventure  Ltd.
Comapany
January    NameJX Luxventure Ltd.
        2, 2024
January
Page 2 2, 2024 Page 2
FirstName LastName
         counsel. If not, please state as much and explain why such an opinion was not obtained.
Critical Accounting Policies
Revenue Recognition
Revenue from selling of airline-ticket, page 81

2. Please revise your disclosure either here, in your comparative discussion of operating results, and/or in the footnotes to your financial statements to include a disaggregation of revenue based on the categories detailed in your response to our previous comment 7.
         Specifically address the relationship between the disaggregated revenue and revenue information that is disclosed for each reportable segment. Refer to the guidance in paragraphs 114-115 of IFRS 15. In the alternative, please revise to disclose that tourism packages and Model B sales are insignificant to revenues.
3. As requested in our previous comment 9, please quantify for us in your response the cost of sales associated with revenues earned from Customer A.
4. The following comments pertain to what we have previously referred to as Model A airline ticket sales, which comprise almost the entirety of your Tourism revenues.

         We note your response to comments 10 and 11. Please tell us whether your return and replacement guarantees are provided on all airline ticket sales and whether you charge an additional fee for guaranteed return or replacement. Please tell us the terms of the return and replacement guarantees that you provide to your customers including:

                the conditions in which your customers are able to return or replace their tickets;
                what each of the return and replacement guarantees provide to customers;
                when customers are able to obtain a return or replacement; and any other relevant terms.

         Please also tell us what happens to returned or replaced air tickets.
5.       You state you recognized $965,000 and $917,000    as losses    in 2022
and 2021,
         respectively, related to these guarantees. Please tell us:

                the portion of these amounts related to returns and replacements separately;
                where these amounts were classified on your statements of comprehensive loss;
                the journal entries you recognize for a return and for a replacement;
                whether there were any amounts received or recognized as credits to your statements of comprehensive loss that had the effect of offsetting the amounts of losses you incurred (such as refunds from airlines or travel agencies and their end customers); and
                whether the amounts above include a provision for expected losses or whether these amounts were actual losses.
 Sun Lei
FirstName  LastNameSun Lei
JX Luxventure  Ltd.
Comapany
January    NameJX Luxventure Ltd.
        2, 2024
January
Page 3 2, 2024 Page 3
FirstName LastName
6. We note your response to comment 11. In response to comment 8, you state that the travel agencies provide you with only the flight number and date when soliciting you for a bid.
         Please clarify for us, if correct, that you are then bidding against other airline ticket suppliers for the same ticket on the same flight. In your response, you reference prices suggested by the airlines and that you make a determination on the viability of that price and may adjust it. Please tell us whether your evaluation process is automated or performed manually.
7. You state that the travel agency customers ask ticket suppliers for a bid when they receive
         a customer bid. Please tell us the nature of the end consumer   s
bid,    including whether
         the bid states a    bid    price and, if so, how the end consumer   s
bid price is determined.
8. You state there is normally a suggested price recommended by the airline that you then either accept, decrease, or increase the final offering price based upon your analysis of the market. Please describe for us the latitude you have in adjusting your final offering price based on competitive factors and the degree to which your final offering price typically
         differs from the airline   s suggested price and in which direction it
differs. Please also tell
         us whether travel agency customers have knowledge of the price recommended by the airline.
9.       You also state you    may make the safe assumption that the suggested
price is the price
         quoted by our business customer.    Please clarify whether the travel
agencies are quoting
         you a price and, if not, what this statement means.
10.      You state travel agencies    choose    to purchase tickets from
intermediaries like you rather
         than directly from the airlines. As requested in our prior comment, please tell us whether your travel agency customers also buy tickets directly from airlines and, if they do, why and under what circumstances they chose to purchase from you rather than directly from the airlines. Please also tell us whether it is typical for travel agencies in China to purchase airline tickets through an intermediary such as yourself rather than directly from the airlines. To the extent known, please tell us how your prices compare to those made available by the airlines to the travel agencies directly.
11. You state the reason travel agencies choose your model is because it delegate[s] the low profit and high working capital of airline ticket procurement business to intermediaries
         like us rather than from airlines.    Please clarify what you mean by
  rather than from
         airlines.
12. With regard to your principal versus agent assessment under IFRS 15 for Model A airline tickets, you state your conclusions with regard to certain indicators of control by asserting you bear inventory risks, provide additional services (guaranteed return or replacement), and have discretion in setting the price. However, you do not directly address your assessment of control of the specified good (i.e., right to fly via air tickets) under 15.33 nor explain your assessment of each of the indicators of control and how they support your principal versus agent assessment. Therefore, please tell us:
 Sun Lei
JX Luxventure Ltd.
January 2, 2024
Page 4
                The relevant contractual terms (rights and obligations) between you and the travel agency, the other party involved in providing the specified goods or services (i.e., the airline), and the end consumer (if any contractual relationship exists between you and the end consumer);
                Based solely on the definition of control in paragraph 15.33 and the explanation of how control is obtained in paragraph 15.B35A, your assessment of whether and how you controlled the specified goods or services before transferred to the end consumer;
                If control was not clear based on the above guidance and you required additional evidence to reach a control conclusion:
                o Your assessment of each of the following indicators of control in paragraph
                    15.B37 (and all other relevant facts and circumstances):
                         Primary responsibility for fulfillment
                         Inventory risk
                         Discretion in pricing; and
                o Your assessment of whether and how evidence related to these indicators of control supported that you controlled the specified good or service before transferred to the end consumer.

         For example, address whether and how you have the ability to direct the use of, and obtain substantially all of the remaining benefits from, the air tickets before they are transferred to the customer. Tell us how you assessed primary responsibility for fulfillment, how you have inventory risk, and the degree to which you have price discretion.
Notes to Consolidated Financial Statements
32. Share Capital and Share Premium, page F-41

13. We note your response to our prior comment 14 as well as the disclosure added here that the number of shares in Note 32 does not reflect the 1:10 reverse stock split effective on
         April 26, 2023. Please revise the disclosure here and elsewhere in your filing to retrospectively restate the number of shares to reflect the reverse split. Refer to the guidance in SAB Topic 4C and FASB ASC 505-10-S99-5.
       Please contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact
Rucha Pandit at 202-551-6022 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameSun Lei                                       Sincerely,
Comapany NameJX Luxventure Ltd.
                                                                Division of
Corporation Finance
January 2, 2024 Page 4                                          Office of Trade
& Services
FirstName LastName